

Nadine Serfass · 3rd

VP at Uptown Network, Strategic Relationships

Naples, Florida, United States · Contact info

500+ connections

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Uptown Network

Experience

Uptown Network
11 yrs

VP, Strategic Relationships
Jan 2018 – Present · 3 yrs 5 mos
Naples, Florida

EVP Strategic National Relationships
2010 – Jan 2018 · 8 yrs
naples, fl

Leads Strategic Accounts, Business Development. Successful restaurateur well versed in restaurant technologies such as Aloha POS, ChefTec, OpenTable; certified in ServeSafe and franchise sales: iFranchise; co-created a restaurant franchise system, host to governors, celebrities and a president.

Volunteer
Living Word Family Church
2010 – Jan 2016 · 6 yrs
Naples, FL

Greeter Ministry; Office Volunteer, Welcome Ministries; Guest Services and more.

Owner
Naples Tomato Fine Foods
2004 – 2012 · 8 yrs

Restaurant owner, successful restaurateur, seasoned hospitality professional

Volunteer Work - Advisory Committee
New Hampshire Charitable Foundation
2001 – 2003 · 2 yrs

Arts and Education: Projects >$35K

Volunteer / Parent
Portsmouth Christian Academy
1999 – 2002 · 3 yrs

Classroom Assistant; Accompanied Class Trips.

Show 3 more experiences

Education

London Guildhall University
Interior Design
2000 – 2003

Independant studies in Interior Design.

Maria College
Associates, Hospitality and Tourism
1988 – 1989

Bay Path University
Hospitality and Tourism
1987 – 1988

Intern: Epirtotiki Cruise Line
Athens, Greece
Hospitality Associate On Board the Oceanos

Accomplishments

2 **Patents**

System and method for facilitating virtual gift giving • Interactive Method and System for Ordering and Marketing Wine and Other Products

Interests

Disney Cruise Line
179,758 followers

Hospitality Sales, Revenue Management, ...
9,944 members

System and method for facilitating virtual gift giving • Interactive Method and System for Ordering and Marketing Wine and Other Products

Interests

Disney Cruise Line
179,758 followers

Hospitality Sales, Revenue Management, ...
9,944 members

ILHA Hospitality & Travel Forum: Hotel, tr
327,762 members

Universal Studios
41,407 followers

Sam Shank
Head of Guest Experience at Airbnb

Chris Nassetta
President and CEO at Hilton